UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Vital Images, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

92846N104

(CUSIP Number of Common Stock Underlying Class of Securities)

Ian Nemerov

Vice President, General Counsel and Secretary

Vital Images, Inc.

5850 Opus Parkway, Suite 300

Minnetonka, Minnesota 55343

(952) 487-9500

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

W. Morgan Burns

Faegre & Benson LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

(612) 766-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$213,000	$15.19

* Calculated solely for purposes of determining the filing fee.  The calculation of the transaction valuation assumes that all options to purchase 406,000 shares of common stock that are eligible to participate in this offer will be purchased by the issuer.  These options have an aggregate value of $213,000, calculated based on 80% of the amount determined by the Black-Scholes option pricing model. The actual transaction value will be based on the number of options tendered, if any, which may result in a lower aggregate amount.

**The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $71.30 per million dollars of the transaction value, and has been previously paid.

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15.19	Filing Party: Vital Images, Inc.
Form or Registration No.: Schedule To-I, File No. 005-53003	Date Filed: February 22, 2010

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 22, 2010, as amended by Amendment No. 1 dated February 26, 2010 (the “Schedule TO”), relating to an offer by Vital Images, Inc. to purchase for cash certain outstanding stock options granted under the Company’s 1997 Stock Option and Incentive Plan, as amended, and its 2006 Long Term Incentive Plan, as amended (the “Offer”).

This Amendment No. 2 reports the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as amended and supplemented hereby, all terms of the Offer and all disclosures set forth in the Schedule TO and the amendments and exhibits thereto remain unchanged.

Item 4.            Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

The Offer expired at 11:59 p.m., Central Time, on March 19, 2010. Pursuant to the Offer, Eligible Employees validly tendered for purchase 360,442 Eligible Options, and the Company accepted for purchase all such Eligible Options. The Company will promptly pay an aggregate of $194,098 to the Eligible Employees participating in the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VITAL IMAGES, INC.

Date: March 22, 2010	By:	/s/ Michael H. Carrel
Michael H. Carrel
President and Chief Executive Officer